Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2025 FIRST QUARTER RESULTS

Gurugram, India and New York, July 23, 2024 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited interim financial and operating results for its fiscal first quarter ended June 30, 2024.

(in thousands)	For the three months ended June 30, 2023	For the three months ended June 30, 2024	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$196,731	$254,519	29.4%	31.4%
Air Ticketing	$45,878	$57,546	25.4%	27.2%
Hotels and Packages	$115,215	$146,846	27.5%	29.6%
Bus Ticketing	$24,927	$29,217	17.2%	19.3%
Others	$10,711	$20,910	95.2%	97.2%
Results from Operating Activities	$19,132	$27,858	45.6%
Profit (loss) for the period	$18,598	$21,046	13.2%
Financial Summary as per non-IFRS measures
Adjusted Margin(2)
Air Ticketing	$74,533	$89,109	19.6%	21.2%
Hotels and Packages	$85,568	$107,275	25.4%	27.3%
Bus Ticketing	$27,277	$32,356	18.6%	20.7%
Others	$10,919	$14,918	36.6%	38.6%
Adjusted Operating Profit(2)	$30,139	$39,139	29.9%
Adjusted Net Profit(2)	$33,588	$44,523	32.6%
Gross Bookings(3)	$1,987,489	$2,380,358	19.8%	21.6%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(3)
From April 1, 2024, we have added a gross bookings category for our other transport services (comprising Car Bookings and Rail Ticketing) as these are emerging transport services.

Financial Highlights for Fiscal 2025 First Quarter

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings(3) increased by 21.6% YoY in 1Q25 to $2,380.4 million.
•
Adjusted Margin(2) – Air Ticketing increased by 21.2% YoY in 1Q25 to $89.1 million.
•
Adjusted Margin(2) – Hotels and Packages increased by 27.3% YoY in 1Q25 to $107.3 million.
•
Adjusted Margin(2) – Bus Ticketing increased by 20.7% YoY in 1Q25 to $32.4 million.
•
Adjusted Margin(2) – Others increased by 38.6% YoY in 1Q25 to $14.9 million.
•
Adjusted Operating Profit(2) improved to $39.1 million in 1Q25 versus $30.1 million in 1Q24, reflecting an improvement of $9.0 million YoY.
•
Adjusted Net Profit(2) improved to $44.5 million in 1Q25 versus $33.6 million in 1Q24, reflecting an improvement of $10.9 million YoY.

Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, commenting on the results, said,

“We are pleased to see a robust start to this fiscal year. We believe that the long-term growth story of India's travel and tourism sector is fuelled by multiple macroeconomic drivers like increasing government investments in travel infrastructure, rising disposable incomes of the middle class, and increasing propensity to travel. These drivers indicate that India's travel and tourism industry growth is expected to be higher than the country’s GDP growth rate. We aim to continue to drive our growth by capitalising on the shift from offline to online buying and expanding our customer base and wallet share.”

Fiscal 2025 First Quarter Financial Results

Revenue. We generated revenue of $254.5 million in the quarter ended June 30, 2024, an increase of 29.4% (31.4% in constant currency(1)) over revenue of $196.7 million in the quarter ended June 30, 2023, primarily as a result of an increase of 25.4% (27.2% in constant currency) in revenue from our air ticketing business, an increase of 27.5% (29.6% in constant currency) in revenue from our hotels and packages business, an increase of 17.2% (19.3% in constant currency) in revenue from our bus ticketing business, and an increase of 95.2% (97.2% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the robust travel demand in India for both domestic and international outbound travel in the quarter ended June 30, 2024 as compared to the quarter ended June 30, 2023.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “About Key Performance Indicators and Non-IFRS Measures” and “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release.

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2023	2024	2023	2024	2023	2024	2023	2024
	(Amounts in USD thousands)
Revenue as per IFRS	45,878	57,546	115,215	146,846	24,927	29,217	10,711	20,910
Add: Customer inducement costs recorded as a reduction of revenue	28,655	31,563	29,951	39,083	2,350	3,139	208	447
Less: Service cost	—	—	59,598	78,654	—	—	—	6,439
Adjusted Margin(2)	74,533	89,109	85,568	107,275	27,277	32,356	10,919	14,918

Air Ticketing. Revenue from our air ticketing business increased by 25.4% (27.2% in constant currency) to $57.5 million in the quarter ended June 30, 2024, from $45.9 million in the quarter ended June 30, 2023. Our Adjusted Margin – Air ticketing increased by 19.6% (21.2% in constant currency) to $89.1 million in the quarter ended June 30, 2024, from $74.5 million in the quarter ended June 30, 2023. Adjusted Margin – Air ticketing includes customer inducement costs of $31.6 million in the quarter ended June 30, 2024 and $28.7 million in the quarter ended June 30, 2023, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 15.2% (17.0% in constant currency) primarily driven by a 14.1% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the robust travel demand in India for both domestic and international outbound travel in the quarter ended June 30, 2024 as compared to the quarter ended June 30, 2023. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing increased marginally to 6.4% in the quarter ended June 30, 2024 as compared to 6.1% in the quarter ended June 30, 2023.

Hotels and Packages. Revenue from our hotels and packages business increased by 27.5% (29.6% in constant currency) to $146.8 million in the quarter ended June 30, 2024, from $115.2 million in the quarter ended June 30, 2023. Our Adjusted Margin – Hotels and packages increased by 25.4% (27.3% in constant currency) to $107.3 million in the quarter ended June 30, 2024 from $85.6 million in the quarter ended June 30, 2023. Adjusted Margin – Hotels and packages includes customer inducement costs of $39.1 million in the quarter ended June 30, 2024 and $30.0 million in the quarter ended June 30, 2023, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 22.8% (24.7% in constant currency) primarily driven by a 15.6% increase in the number of hotel-room nights in the quarter ended June 30, 2024 as compared to the quarter ended June 30, 2023, primarily due to the robust travel demand in India for both domestic and international outbound travel in the quarter ended June 30, 2024 as compared to the quarter ended June 30, 2023. Our Adjusted Margin % – Hotels and packages increased marginally to 17.5% in the quarter ended June 30, 2024 as compared to 17.2% in the quarter ended June 30, 2023.

Bus Ticketing. Revenue from our bus ticketing business increased by 17.2% (19.3% in constant currency) to $29.2 million in the quarter ended June 30, 2024, from $24.9 million in the quarter ended June 30, 2023. Our Adjusted Margin – Bus ticketing increased by 18.6% (20.7% in constant currency) to $32.4 million in the quarter ended June 30, 2024 from $27.3 million in the quarter ended June 30, 2023. Adjusted Margin – Bus ticketing includes customer inducement costs of $3.1 million in the quarter ended June 30, 2024 and $2.4 million in the quarter ended June 30, 2023, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 14.2% (15.9% in constant currency) driven by a 19.5% increase in the number of bus tickets travelled year over year, primarily due to the robust travel demand in India in the quarter ended June 30, 2024 as compared to the quarter ended June 30, 2023. Our Adjusted Margin % – Bus ticketing increased marginally to 10.2% in the quarter ended June 30, 2024 as compared to 9.9% in the quarter ended June 30, 2023.

Others. Revenue from our others business increased by 95.2% (97.2% in constant currency) to $20.9 million in the quarter ended June 30, 2024, from $10.7 million in the quarter ended June 30, 2023. Our Adjusted Margin – Others increased by 36.6% (38.6% in constant currency) to $14.9 million in the quarter ended June 30, 2024 from $10.9 million in the quarter ended June 30, 2023. Adjusted Margin – Others includes customer inducement costs of $0.4 million in the quarter ended June 30, 2024 and $0.2 million in the quarter ended June 30, 2023, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was due to an increase in other travel services and ancillary services primarily due to the robust travel demand in India in the quarter ended June 30, 2024 as compared to the quarter ended June 30, 2023.

Other Income. Other income was $0.05 million in the quarter ended June 30, 2024 and $0.3 million in the quarter ended June 30, 2023.

Service Cost. Service cost increased by 42.8% to $85.1 million in the quarter ended June 30, 2024 from $59.6 million in the quarter ended June 30, 2023, primarily due to the robust travel demand particularly in our packages business in India and an increase in $6.4 million in service cost related to our car booking business in the quarter ended June 30, 2024 as compared to the quarter ended June 30, 2023.

Personnel Expenses. Personnel expenses increased by 12.9% to $38.2 million in the quarter ended June 30, 2024 from $33.8 million in the quarter ended June 30, 2023, primarily due to the annual wage increases effected in the quarter ended June 30, 2024.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 31.0% to $40.1 million in the quarter ended June 30, 2024 from $30.6 million in the quarter ended June 30, 2023, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives in response to the robust travel demand in India in the quarter ended June 30, 2024 as compared to the quarter ended June 30, 2023. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $74.2 million in the quarter ended June 30, 2024 and $61.2 million in the quarter ended June 30, 2023. The details are as follows:

	For the three months ended June 30
	2023	2024
	(Amounts in USD thousands)
Marketing and sales promotion expenses	30,587	40,076
Customer inducement costs recorded as a reduction of revenue	61,164	74,232

Other Operating Expenses. Other operating expenses increased by 20.3% to $56.7 million in the quarter ended June 30, 2024 from $47.1 million in the quarter ended June 30, 2023, primarily due an increase in operating expenses, including distribution costs, payment gateway charges and outsourcing expenses linked to an increase in bookings.

Depreciation and Amortization . Our depreciation and amortization expenses decreased marginally by 2.1% to $6.7 million in the quarter ended June 30, 2024 from $6.8 million in the quarter ended June 30, 2023.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $27.9 million in the quarter ended June 30, 2024 as compared to a profit of $19.1 million in the quarter ended June 30, 2023. Our Adjusted Operating Profit was $39.1 million in the quarter ended June 30, 2024 as compared to $30.1 million in the quarter ended June 30, 2023. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Income (Costs). Our net finance income was $1.7 million in the quarter ended June 30, 2024 as compared to net finance cost of $0.6 million in the quarter ended June 30, 2023, primarily due to an increase of $2.6 million in interest income on term deposits in the quarter ended June 30, 2024 as compared to the quarter ended June 30, 2023.

Income Tax Benefit (Expense). Our income tax expense was $8.5 million in the quarter ended June 30, 2024 as compared to income tax benefit of $0.01 million in the quarter ended June 30, 2023, primarily due to a reversal of deferred tax assets recognized in the quarter ended March 31, 2024.

Profit (Loss) for the Period. As a result of the foregoing factors, our profit for the quarter ended June 30, 2024 was $21.0 million as compared to $18.6 million in the quarter ended June 30, 2023. Our Adjusted Net Profit was $44.5 million in the quarter ended June 30, 2024, as compared to $33.6 million in the quarter ended June 30, 2023. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. As a result of the foregoing factors, diluted earnings per share was $0.19 for the quarter ended June 30, 2024 as compared to diluted earnings per share of $0.17 in the quarter ended June 30, 2023. Our Adjusted Diluted Earnings per share was $0.39 in the quarter ended June 30, 2024, as compared to $0.30 in the quarter ended June 30, 2023. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at June 30, 2024, cash and cash equivalents and term deposits (including restricted cash and cash equivalents and term deposits of $20.0 million) on our balance sheet was $676.5 million. As at June 30, 2024, $0.3 million has been drawn as bank overdraft.

Repurchases of Shares and Convertible Notes

The Company’s share repurchase plan, pursuant to which the Company can repurchase its ordinary shares at any price determined by its board of directors from time to time, remains effective until March 31, 2026. Furthermore, the board of directors has authorized the Company to repurchase its 2028 Notes from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws (including Rule 14e-5 of the U.S. Securities Exchange Act of 1934). The aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $136.0 million and the aggregate amount of ordinary shares that may be repurchased by the Company shall not exceed $60.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program.

There were no repurchases of ordinary shares pursuant to the share repurchase plan or repurchases of 2028 Notes during the first quarter of fiscal year 2025. As at June 30, 2024, we had remaining authority to repurchase an aggregate of up to $136.0 million of our outstanding ordinary shares and 2028 Notes.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended June 30, 2024 beginning at 7:30 AM EDT or 5:00 PM IST on July 23, 2024 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following the link https://makemytrip.zoom.us/webinar/register/WN_0ZjoBQXuRPCrhUbOR9IdUQ to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)”, “Adjusted Diluted Earnings (Loss) per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this release.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a "gross" basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the period and diluted earnings (loss) per share for the period, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, amortization of acquired intangibles, net change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost, change in carrying value of financial liabilities measured at amortized cost, and income tax expense (benefit) for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the period and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior period. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin, Adjusted Margin % and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to”, “project”, “seek”, “should” or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated July 2, 2024, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, foreign exchange and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2024	As at June 30, 2024
Assets
Property, plant and equipment	25,895	24,906
Intangible assets and goodwill	613,386	610,217
Trade and other receivables	7,696	7,768
Investment in equity-accounted investees	2,022	2,006
Other investments	1,361	957
Term deposits	966	1,858
Non-current tax assets	22,071	24,695
Deferred tax assets, net	129,317	120,715
Other non-current assets	85	118
Total non-current assets	802,799	793,240
Inventories	218	1,346
Contract assets	253	3,405
Current tax assets	4,947	—
Trade and other receivables	91,950	111,244
Term deposits	279,722	325,773
Other current assets	153,123	149,530
Cash and cash equivalents	327,065	348,845
Total current assets	857,278	940,143
Total assets	1,660,077	1,733,383
Equity
Share capital	55	55
Share premium	2,161,217	2,179,608
Other components of equity	(29,899)	(39,306)
Accumulated deficit	(1,020,518)	(999,474)
Total equity attributable to owners of the Company	1,110,855	1,140,883
Non-controlling interests	5,563	5,592
Total equity	1,116,418	1,146,475
Liabilities
Loans and borrowings(#)	216,818	219,633
Employee benefits	11,662	12,042
Contract liabilities	408	256
Deferred tax liabilities, net	4,754	4,196
Other non-current liabilities	12,443	12,439
Total non-current liabilities	246,085	248,566
Bank overdraft	—	274
Loans and borrowings(#)	4,806	4,994
Trade and other payables	118,548	156,983
Contract liabilities	92,958	84,402
Other current liabilities	81,262	91,689
Total current liabilities	297,574	338,342
Total liabilities	543,659	586,908
Total equity and liabilities	1,660,077	1,733,383

# Loans and borrowings include lease liabilities amounting to $15.7 million as at June 30, 2024 (as at March 31, 2024: $16.7 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended June 30
	2023	2024
Revenue
Air ticketing	45,878	57,546
Hotels and packages	115,215	146,846
Bus ticketing	24,927	29,217
Other revenue	10,711	20,910
Total revenue	196,731	254,519
Other income	322	50
Service cost
Procurement cost of hotels and packages services	59,598	78,654
Other cost of providing services	—	6,439
Personnel expenses	33,831	38,202
Marketing and sales promotion expenses	30,587	40,076
Other operating expenses	47,101	56,680
Depreciation and amortization	6,804	6,660
Results from operating activities	19,132	27,858
Finance income	4,461	7,214
Finance costs	5,054	5,539
Net finance income (costs)	(593)	1,675
Share of profit (loss) of equity-accounted investees	48	(15)
Profit (loss) before tax	18,587	29,518
Income tax benefit (expense)*	11	(8,472)
Profit (loss) for the period	18,598	21,046
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value	—	(452)
	—	(452)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	556	(275)
Other comprehensive income (loss) for the period, net of tax	556	(727)
Total comprehensive income (loss) for the period	19,154	20,319
Profit (loss) attributable to:
Owners of the Company	18,458	21,030
Non-controlling interests	140	16
Profit (loss) for the period	18,598	21,046
Total comprehensive income (loss) attributable to:
Owners of the Company	19,004	20,305
Non-controlling interests	150	14
Total comprehensive income (loss) for the period	19,154	20,319
Earnings (loss) per share (in USD)
Basic	0.17	0.19
Diluted	0.17	0.19
Weighted average number of shares (including Class B Shares)
Basic	110,557,553	112,025,507
Diluted	111,695,575	113,483,212

* Income tax expense for the quarter ended June 30, 2024 primarily includes reversal of deferred tax assets recognized in the quarter ended March 31, 2024.

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2024	55	2,161,217	31,122	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	—	—	—	21,030	21,030	16	21,046
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(273)	—	(273)	(2)	(275)
Equity instruments at FVOCI - net change in fair value	—	—	—	(452)	—	—	—	(452)	—	(452)
Total other comprehensive income (loss)	—	—	—	(452)	—	(273)	—	(725)	(2)	(727)
Total comprehensive income (loss) for the period	—	—	—	(452)	—	(273)	21,030	20,305	14	20,319
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	9,240	—	—	9,240	15	9,255
Issue of ordinary shares on exercise of share based awards	*	18,391	—	—	(17,903)	—	—	488	—	488
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(14)	—	14	—	—	—
Total contributions by owners	*	18,391	—	—	(8,677)	—	14	9,728	15	9,743
Changes in ownership interests
Change in fair value of financial liability for acquisition of non-controlling interests	—	—	—	—	—	(5)	—	(5)	—	(5)
Total changes in ownership interests in subsidiaries	—	—	—	—	—	(5)	—	(5)	—	(5)
Total transactions with owners of the Company	*	18,391	—	—	(8,677)	(5)	14	9,723	15	9,738
Balance as at June 30, 2024	55	2,179,608	31,122	(84)	108,207	(178,551)	(999,474)	1,140,883	5,592	1,146,475

*less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	2023	2024
Profit (loss) for the period	18,598	21,046
Adjustments for non-cash items	15,175	21,856
Changes in working capital	2,975	29,421
Net cash generated from operating activities	36,748	72,323
Net cash generated from (used in) investing activities	13,651	(46,435)
Net cash used in financing activities	(1,256)	(4,426)
Increase in cash and cash equivalents	49,143	21,462
Cash and cash equivalents at beginning of the period	284,018	327,065
Effect of exchange rate fluctuations on cash held	395	44
Cash and cash equivalents (net of bank overdraft) at end of the period	333,556	348,571

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024
Consolidated Revenue	45,878	57,546	115,215	146,846	24,927	29,217	10,711	20,910	196,731	254,519
Add: Customer inducement costs recorded as a reduction of revenue*	28,655	31,563	29,951	39,083	2,350	3,139	208	447	61,164	74,232
Less: Service cost	—	—	59,598	78,654	—	—	—	6,439	59,598	85,093
Adjusted Margin	74,533	89,109	85,568	107,275	27,277	32,356	10,919	14,918	198,297	243,658
Other income									322	50
Personnel expenses									(33,831)	(38,202)
Marketing and sales promotion expenses									(30,587)	(40,076)
Customer inducement costs recorded as a reduction of revenue*									(61,164)	(74,232)
Other operating expenses									(47,101)	(56,680)
Depreciation and amortization									(6,804)	(6,660)
Finance income									4,461	7,214
Finance costs									(5,054)	(5,539)
Share of profit (loss) of equity-accounted investees									48	(15)
Profit before tax									18,587	29,518

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived at by adding back certain customer inducement costs including customer incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2023	2024	2023	2024	2023	2024	2023	2024
Revenue as per IFRS	45,878	57,546	115,215	146,846	24,927	29,217	10,711	20,910
Add: Customer inducement costs recorded as a reduction of revenue	28,655	31,563	29,951	39,083	2,350	3,139	208	447
Less: Service cost	—	—	59,598	78,654	—	—	—	6,439
Adjusted Margin(2)	74,533	89,109	85,568	107,275	27,277	32,356	10,919	14,918

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended June 30
(Unaudited)	2023	2024
Results from operating activities as per IFRS	19,132	27,858
Add: Acquisition related intangibles amortization	3,135	2,881
Add: Employee share-based compensation costs	7,872	8,400
Adjusted Operating Profit (Loss)	30,139	39,139

The following table reconciles our profit (loss) for the period (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended June 30
(Unaudited)	2023	2024
Profit (Loss) for the period as per IFRS	18,598	21,046
Add: Acquisition related intangibles amortization	3,135	2,881
Add: Employee share-based compensation costs	7,872	8,400
Add: Interest expense on financial liabilities measured at amortized cost	3,935	3,709
Add (Less): Income tax expense (benefit)	(11)	8,472
Add: Net change in value of financial liability in business combination	107	—
Add (Less): Share of loss (profit) of equity-accounted investees	(48)	15
Adjusted Net Profit (Loss)	33,588	44,523

The following table reconciles our diluted earnings (loss) per share for the period (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended June 30
(Unaudited)	2023	2024
Diluted Earnings (Loss) per Share for the period as per IFRS	0.17	0.19
Add: Acquisition related intangibles amortization	0.03	0.03
Add: Employee share-based compensation costs	0.07	0.07
Add: Interest expense on financial liabilities measured at amortized cost	0.03	0.03
Add (Less): Income tax expense (benefit)	*	0.07
Add: Net change in value of financial liability in business combination	*	—
Add (Less): Share of loss (profit) of equity-accounted investees	*	*
Adjusted Diluted Earnings (Loss) per Share	0.30	0.39

* Less than $0.01.

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount:

(Unaudited)	For the three months ended June 30, 2024
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	57,546	146,846	29,217	20,910	254,519	89,109	107,275	32,356	14,918
Impact of Foreign Currency Translation	817	2,434	510	213	3,974	1,243	1,642	558	220
Constant Currency Amount	58,363	149,280	29,727	21,123	258,493	90,352	108,917	32,914	15,138

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth:

(Unaudited)	For the three months ended June 30, 2024
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	25.4%	27.5%	17.2%	95.2%	29.4%	19.6%	25.4%	18.6%	36.6%
Impact of Foreign Currency Translation	1.8%	2.1%	2.1%	2.0%	2.0%	1.6%	1.9%	2.1%	2.0%
Constant Currency Growth	27.2%	29.6%	19.3%	97.2%	31.4%	21.2%	27.3%	20.7%	38.6%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended June 30
	2023	2024
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	12,793	14,156
Hotels and Packages – Room nights	7,876	9,108
Standalone Hotels – Online(2) – Room nights	7,610	8,830
Bus Ticketing – Travelled tickets	22,223	26,558

Adjusted Margin
Air Ticketing(3)	$74,533	$89,109
Hotels and Packages	85,568	107,275
Bus Ticketing	27,277	32,356
Others	10,919	14,918

Gross Bookings
Air Ticketing(3)	$1,212,718	$1,397,070
Hotels and Packages	497,987	611,331
Bus Ticketing	276,784	315,973
Other Transport Services(4)	—	55,984
	$1,987,489	$2,380,358

Adjusted Margin %
Air Ticketing(3)	6.1%	6.4%
Hotels and Packages	17.2%	17.5%
Bus Ticketing	9.9%	10.2%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(3)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.
(4)
From April 1, 2024, we have added a gross bookings category for our other transport services (comprising Car Bookings and Rail Ticketing) as these are emerging transport services.